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EXHIBIT 3.2
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Amendment to Section 305 of the By-Laws of Hudson Chartered Bancorp, Inc.
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Section 305.  Personnel and Compensation Committee
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There shall be a standing committee known as the Personnel and Compensation
Committee elected annually by the Board of Directors. Each member shall serve until his successor is appointed and shall consist of at least three (3) members of the Board of Directors, none of whom shall be active officers of the Corporation. This Committee is empowered to set and maintain employment policies and procedures, a performance appraisal system, and to fix compensation levels for all Executive or similar senior officers. All meetings of this Committee shall be recorded in writing and reported to the Board of Directors at its next meeting for ratification.


Amended 8/22/96